04031191

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 4/30/04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 24 day of May 2004.

HAUSER, INC.

By: [signature]

Name: Kenneth C. Cleveland

Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED APRIL 30, 2004 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED APRIL 30, 2004

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: 13 For the period- FROM: April 1, 2004 TO: April 30, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	6,704	-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	1,258	15,165
Overdue - 91 - 120 Days	1,961	3,150
Overdue - Over 121 Days	(22)	366,019
TOTAL	9,900	384,334

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	2/12/2004	1	198
Bay 4 Capital	Monthly	1,000	4/15/2004	1	1,000
Micron Commercial Services	Quarterly	93	2/15/2004	1	93

* Explanation for Non-Payment:

The Hauser equipment under the GE Capital lease has been returned and we are awaiting a final reconcilliation of amounts due.

Hauser is in the process of finalizing an extension at a reduced cost with Bay 4 Capital

Hauser is in the process of finalizing a purchase agreement with Micron on the leased equipment

4. Tax Liability:

Gross Payroll Expense for Period:

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		291
Real Property Taxes - Weld County	4/24/04	1,404	
Real Property Taxes - Adams County	4/15/04	23,874	-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 833,000
Kaye Scholer LLP	Attorney	$ 370,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 47,000
Hogan & Hartson, LLP	Attorney	$ 118,000
BDO Seidman	Accountant	$ 10,000
Deloitte & Touche LLP	Accountant	$ 52,000
Willkie Farr & Gallagher	Attorney	$ 128,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) *Please use this area for comments regarding the operation of the chapter 11 debtor*

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2004	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
9/30/2004	3,108,371	$ 10,000	11/6/2003	$ 10,000	4630	$ -
12/31/2004	3,447,790	$ 6,000	2/26/2004	$ 6,000	5161	$ -
3/31/2004	1,185,120	$ 5,000	5/5/2004	$ 5,000	5321	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer, declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: May 14, 2004

Thomas W. Hanlon

Debtor In Possession or Trustee
Chief Financial Officer

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 13

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	5/15/2005	5/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	6/1/2004	6/1/2004
Real Property	St. Paul/Acordia	514,000	"	"
Personal Property	St. Paul/Acordia	1,252,243	"	"
Machinery	St. Paul/Acordia	2,551,000	"	"
Business Income	St. Paul/Acordia	500,000	"	"
Property of Others	St. Paul/Acordia	Scheduled-"Beer" $900	"	"
Theft-Money	St. Paul/Acordia	Employee Theft 200K, Money Inside/Outside $20K/10K	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	6/1/2004	6/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	6/1/2004	6/1/2004

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 13

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	Total Other Non-Operating Expenses	

Hauser, Inc.
April 30, 2004
(dollars in thousands)

	Current Month Actual	One Month Ended Year-to-date Actual
Sales	($7)	($7)
Cost of Sales	($7)	($7)
Gross margin	0	0
Sales and marketing	0	0
G & A expenses	91	91
Total Operating Cost	91	91
Contribution	**(91)**	**(91)**
Corporate Services	(20)	(20)
Operating income (loss)	(71)	(71)
New products expense	0	0
Interest expense	0	0
Profit (Loss) before Other Income	(70)	(70)
Gain/Loss on Sale of Equipment	0	0
Income from Discontinued Operations	150	150
Chapter 11 Reorganization Costs	(135)	(135)
Profit (loss) before tax	(55)	(55)
Income taxes	-	-
Net income (loss)	($55)	($55)

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: 13 For the period- FROM: April 1, 2004 TO: April 30, 2004

RECEIVED 2004 MAY 17 P 2:01 OFFICE OF US TRUSTEE LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	-	-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	67	-
Overdue - 91 - 120 Days	37	188,023
Overdue - Over 121 Days	214	336,226
TOTAL	318	524,249

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	5,332,810	$ 250	11/20/2003	$ 250	4690	$ -
9/30/2003	5,332,810	$ 7,750	12/29/2003	$ 7,750	4888	$ -
12/31/2003	9,581,934	$ 12,000	2/26/2004	$ 12,000	5165	$ -
3/31/2004	202,506	$ 1,250	5/5/2004	$ 1,250	5322	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: May 14, 2004

Thomas W Hanlon

Debtor in Possession or Trustee
Secretary/Treasurer

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 13

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	5/15/2005	5/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	6/1/2004	6/1/2004
Real Property	St. Paul/Acordia	514,000	"	"
Personal Property	St. Paul/Acordia	1,252,243	"	"
Machinery	St. Paul/Acordia	2,551,000	"	"
Business Income	St. Paul/Acordia	500,000	"	"
Property of Others	St. Paul/Acordia	Scheduled-"Beer" $900	"	"
Theft-Money	St. Paul/Acordia	Employee Theft 200K, Money Inside/Outside $20K/10K	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	6/1/2004	6/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	6/1/2004	6/1/2004

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 13

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

Botanicals International Extracts, Inc.
April 30, 2004
(dollars in thousands)

	Current Month Actual	One Month Ended Year-to-date Actual
Sales	180	180
Cost of Sales	-	-
Gross margin	180	180
Sales and marketing	-	-
G & A expenses	-	-
Total	-	-
Contribution	180	180
Corporate Services	-	-
Operating income (loss)	180	180
Interest expense	-	-
Profit (Loss) before Other Income (Expense) & Discontinued Operation	180	180
Gain/(Loss) on Disposal of Assets		
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	180	180
Income taxes	-	-
Net income (loss)	180	180

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 13

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

RECE[illegible] 2004 MAY 17 OFFICE OF US [illegible] LOS ANGELES [illegible]

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 13 For the period- FROM: April 1, 2004 TO: April 30, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts paya!

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	141,401	330,078
Overdue - 31 - 60 Days		108,598
Overdue - 61 - 90 Days		2,700
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		
TOTAL	141,401	441,376

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	11/4/2004	None	
US Filter	Quarterly	63	6/15/2004	None	
GE Capital	Monthly	589	5/12/2004	None	
Advanced Trailer Leasing	Monthly	134	5/14/2004	None	
Pure Water	Monthly	264	5/16/2004	None	
Quantum	Monthly	355	5/30/2004	None	
6800 Broadway Bsn Ctr	Monthly	26,672	6/1/2004	None	
Woodspear Properties	Monthly	17,116	6/1/2004	None	

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: **151,414**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 4/30/2004	39,113	-
State Payroll and Withholding Taxes	by - 4/30/2004	5,500	-
State Sales and Use Taxes	by - 7/20/2004	889	282
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0
9/30/2003	1,444,749	5,000	11/6/2003	5,000	11986	0
12/31/2003	1,284,036	5,000	2/12/2004	5,000	12324	0
3/31/2004	1,066,177	5,000	5/6/2004	5,000	12603	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated:
May 14, 2004

Thomas W Hanlon

Debtor In Possession or Trustee
Title - Secretary / Treasurer

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Liability Recap	Taxes Debited	Federal Income Tax	8,060.37			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,628.65			
		Social Security - ER	4,628.64			
		Social Security Adj - EE	.00			
		Medicare - EE	1,059.14			
		Medicare - ER	1,059.12			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	12.33			
		State Income Tax	2,802.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	134.51			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		21,984.76		Total Liability
	Other Transfers	ADP Direct Deposit Account Number 4945086361		39,535.61	61,520.37	61,520.37
		Total Amount Debited From Your Account				
	Bank Debits and Other Liability	Checks		12,671.54		74,191.91
		Adjustments/Prepay/Voids		.00		74,191.91
	Taxes - Your Responsibility	None This Payroll				74,191.91

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			You are responsible for Depositing these amounts		Amount debited from your account				
Net Pay	Checks					12,671.54			
	Direct Deposits					39,535.61			
	Subtotal Net Pay						52,207.15		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						52,207.15		
Taxes									
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				8,080.37				
	Earned Income Credit Advances								
	Social Security				4,528.65	4,528.64			
	Medicare				1,059.14	1,059.12			
	Federal Unemployment Tax					12.33			
	Subtotal Federal				13,648.18	5,600.09	19,248.25		
State	CO State Income Tax				2,602.00				
	CO State Unemployment/Disability Ins-ER	2.0200				134.51			
	Subtotal CO				2,602.00	134.51	2,736.51		
	Total Taxes		.00	.00	16,250.16	5,734.60	21,884.76		
	Amount ADP Debited From Account	4945086361	Tran/ABA 121000248					21,984.76	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				39,535.61				35 Employee Transactions
	Amount ADP Debited From Account	4945086361	Tran/ABA 121000248					39,535.61	
Total Amount ADP Debited From Your Accounts								61,520.37	

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 0764
Quarter Number: 2

Period Ending: 04/10/2004 Week 16
Pay Date: 04/15/2004 Page 2
Current Date: 04/12/2004

		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.		
Net Pay	Checks					12,151.88		
	Direct Deposits					41,347.99		
	Subtotal Net Pay						53,499.87	
	Adjustments					.00		
	Total Net Pay Liability (Net Cash)						53,499.87	
Taxes								
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.		
	Federal Income Tax				8,396.88			
	Earned Income Credit Advances							
	Social Security				4,642.88	4,642.88		
	Medicare				1,085.81	1,085.83		
	Federal Unemployment Tax					11.95		
	Subtotal Federal				14,124.86	5,740.66	19,865.21	
State	CO State Income Tax				2,684.00			
	CO State Unemployment/Disability Ins-ER	2.0200				79.68		
	Subtotal CO				2,684.00	79.68	2,763.68	
	Total Taxes		.00	.00	16,808.55	5,820.34	22,628.89	
	Amount ADP Debited From Account	4946086361	Tran/ABA	121000248				22,628.89 Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				41,347.99			36 Employee Transactions
	Amount ADP Debited From Account	4946086361	Tran/ABA	121000248				41,347.99
Total Amount ADP Debited From Your Accounts								63,976.88

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 2279
Quarter Number: 2

Period Ending : 04/24/2004 Week 18
Pay Date : 04/29/2004 Page 2
Current Date : 04/26/2004

Liability Recap	Taxes Debited	Federal Income Tax	8,396.86		
		Earned Income Credit Advances	.00		
		Social Security - EE	4,642.88		
		Social Security - ER	4,642.88		
		Social Security Adj - EE	.00		
		Medicare - EE	1,085.81		
		Medicare - ER	1,085.83		
		Medicare Adj - EE	.00		
		Federal Unemployment Tax	11.95		
		State Income Tax	2,684.00		
		State Unemployment Insurance - EE	.00		
		State Unemployment/Disability Ins - ER	78.68		
		State Unemployment Insurance Adj - EE	.00		
		State Disability Insurance - EE	.00		
		State Disability Insurance Adj - EE	.00		
		Workers' Benefit Fund Assessment - EE	.00		
		Workers' Benefit Fund Assessment - ER	.00		
		Local Income Tax	.00		
		School District Tax	.00		
		Total Taxes Debited Account Number 4945086361		22,628.89	
	Other Transfers	ADP Direct Deposit Account Number 4945086361		41,347.99	Total Liability
		Total Amount Debited From Your Account		63,976.88	63,976.88
	Bank Debits and Other Liability	Checks		12,151.88	76,128.76
		Adjustments/Prepay/Voids		.00	76,128.76
	Taxes - Your Responsibility	None This Payroll			76,128.76

ADP Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 2279
Quarter Number: 2

Period Ending : 04/24/2004 Week 18
Pay Date : 04/29/2004 Page 1
Current Date : 04/26/2004

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 13

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	5/15/2005	5/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	6/1/2004	6/1/2004
Real Property	St. Paul/Acordia	514,000	"	"
Personal Property	St. Paul/Acordia	1,252,243	"	"
Machinery	St. Paul/Acordia	2,551,000	"	"
Business Income	St. Paul/Acordia	500,000	"	"
Property of Others	St. Paul/Acordia	y Scheduled-"Beer" $900	"	"
Theft-Money	St. Paul/Acordia	Employee Theft 200K, Money Inside/Outside $20K/10K	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	6/1/2004	6/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liability	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	6/1/2004	6/1/2004

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
April 30, 2004
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$210	$210
Cost of sales	261	261
Gross margin	(51)	(51)
Sales and marketing	10	10
G & A expenses	22	22
Total	32	32
Contribution	(83)	(83)
Corporate Services	20	20
Operating income (loss)	(103)	(103)
Interest expense	0	0
Reorganization Costs	(5)	(5)
Profit (loss) before tax	($108)	($108)

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 13

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: 13 For the period- FROM: April 1, 2004 TO: April 30, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		19,525
TOTAL	-	19,525

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3903	$ -
9/30/2003	None	$ 250	11/6/2003	$ 250	4630	$ -
12/31/2003	None	$ 250	2/26/2004	$ 250	5166	$ -
3/31/2004	None	$ 250	5/4/2004	$ 250	5323	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer, declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: May 14, 2004

Thomas W. Hanlon [signature]

Debtor in Possession or Trustee
Secretary/Treasurer

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 13

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	5/15/2005	5/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	6/1/2004	6/1/2004
Real Property	St. Paul/Acordia	514,000	"	"
Personal Property	St. Paul/Acordia	1,252,243	"	"
Machinery	St. Paul/Acordia	2,551,000	"	"
Business Income	St. Paul/Acordia	500,000	"	"
Property of Others	St. Paul/Acordia	Scheduled-"Beer" $90	"	"
Theft-Money	St. Paul/Acordia	Employee Theft 200K, Money Inside/Outside $20K/10K	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	6/1/2004	6/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabilit	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	6/1/2004	6/1/2004

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 13

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser, Inc.	Debtor in Possession Interim Statement
A Delaware Corporation	Statement Number: 13
	For the period-
Debtor	FROM: 4/1/2004
Chapter 11 Case No: LA 03-18795-BB	TO: 4/30/2004

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	32,551,872	-	-
B. Less: Total Disbursements per all Prior Statements	31,879,132	-	-
C. Beginning Balance (A less B)	672,740	-	-
D. Receipts during Current Period (Describe each receipt: Attach Separate Listing if Necessary)			
4/8: Refund from Sigma-Aldrich	245		
4/8: Sale of office equipment, El Segundo	375		
4/9: Sale of office equipment, El Segundo	938		
4/12: Sale of office equipment, El Segundo	175		
4/14: Refund from Security Title for water bill	1,531		
4/15: From Wyeth	150,000		
4/16: Partial return of deposit from Irell & Manella	180,000		
4/16: BIE royalty in excess of $220K	135,063		
4/24: Sale of office equipment, El Segundo	950		
4/25: Refund from Quest	85		
4/29: Refund from Jefferson Pilot	39		
4/30: Interest Earned Trust Account	125		
From Detail Sheet "D"	42,700		
TOTAL RECEIPTS THIS PERIOD (D):	512,226	-	-
E. Balance Available (C plus D)	1,184,966	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing if needed)			
From Detail Sheet "F"	514,322	-	-
TOTAL DISBURSEMENTS HIS PERIOD (F):	514,322	-	-
G. Ending Balance (E less F)	670,644	-	-

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank	Los Angeles, CA	4945 053790
(2) Payroll Account	Wells Fargo Bank	Los Angeles, CA	4945 086353
(3) Trust Account	Wells Fargo Bank	Los Angeles, CA	883-6148216
(4) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	San Marino, CA	not to exceed $250
Petty Cash	Denver, CO	not to exceed $250

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer, declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: May 5, 2004

Thomas W Hanlon

Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

In re: Hauser, Inc.			Debtor In Possession Interim Statement	
A Delaware Corporation			Statement Number:	13
			For the period-	
	Debtor		FROM:	4/1/2004
Chapter 11 Case No:	LA 03-18795-BB		TO:	4/30/2004

Date of Receipt	Description	General Account	Payroll Account	Tax Account
16-Apr		42,700		
Hauser A/R	-			
BIE A/R	42,700			
TOTAL RECEIPTS on this page: (Total will Automatically c		42,700	-	-

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		13
For the period-		
	FROM:	4/1/2004
	TO:	4/30/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			514,322		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)				514,322		

Hauser, Inc.
Debtor In Possession Interim Statement #01
April 1 to April 30, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
1	001318	4/5/2004	CHRIS YORK	350		350	IT Contract Labor	All Other Expenses
2	001319	4/8/2004	BAY 4 CAPITAL	11,634		11,634	Phone Equipment Lease	All Other Expenses
3	001320	4/10/2004	SBC	350		350	Telephone	All Other Expenses
4	001321	4/7/2004	CHARTER ADJUSTMENTS CORP	450		450	Court Costs	All Other Expenses
5	001322	4/21/2004	ACORDIA	5,812		5,812	General liability	Insurance
6	001323	4/30/2004	TIM ZIEBARTH	1,000		1,000	Retainer for Reviewing Paxis Contract	All Other Expenses
7	005254	4/1/2004	FEDEX	93		93	Shipping	All Other Expenses
8	005255	4/1/2004	ADAM FLICK	161		161	Expense Reimbursement	All Other Expenses
9	005256	4/1/2004	JEAN PAULSON-KISLESKY,SPHR	1,050		1,050	Contract HR Services	Payroll
10	005257	4/1/2004	JULIA SANDERS	608		608	Contract Secretarial Services	Payroll
11	005258	4/7/2004	ACT TELECONFERENCING	19		19	Teleconferencing services	All Other Expenses
12	005259	4/7/2004	ADP	17		17	Reverse Wire Transfer Fee	All Other Expenses
13	005260	4/7/2004	AICCO	5,106		5,106	HTS Liability Installment	Insurance
14	005261	4/7/2004	AT&T WIRELESS	45		45	Telephone	All Other Expenses
15	005262	4/7/2004	COMPUTERSHARE	2,798		2,798	Maintenance & Processing	All Other Expenses
16	005263	4/7/2004	HAUSER TECHNICAL SERVICES	6,251		6,251	Salary Reimb for A. Flick	All Other Expenses
17	005264	4/7/2004	HOME DEPOT	107		107	Supplies, Saw Blades	All Other Expenses
18	005265	4/7/2004	KINDERMORGAN	436		436	Gas Service - Mar16-18	All Other Expenses
19	005266	4/7/2004	MOTION TELECOM	4		4	Telephone	All Other Expenses
20	005267	4/7/2004	QWEST	120		120	Telephone	All Other Expenses
21	005268	4/7/2004	UNITED POWER	2,005		2,005	Electricity, HP	All Other Expenses
22	005269	4/7/2004	KATHLEEN ATKINSON	910		910	Contract Accounting Services	Payroll
23	005270	4/7/2004	DUANE COWGER	750		750	IT Consulting	All Other Expenses
24	005271	4/7/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
25	005272	4/7/2004	JEFF FADLEY	595		595	Expense Reimbursement	All Other Expenses
26	005273	4/7/2004	JEAN PAULSON-KISLESKY	1,088		1,088	Contract HR Services	Payroll
27	005274	4/7/2004	JULIA SANDERS	608		608	Contract Secretarial Services	Payroll
28	005275	4/7/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Management Services	Payroll
29	005276	4/14/2004	ADAMS COUNTY TREASURER	23,874		23,874	CRO Property Tax for 2004	All Other Expenses
30	005277	4/14/2004	ADP	2,968		2,968	SUI-ER Tax Adjustment	All Other Expenses
31	005278	4/14/2004	KATHLEEN ATKINSON	744		744	Contract Accounting Services	Payroll
32	005279	4/14/2004	ROBERT BUCK	1,688		1,688	Professional Management Services	Payroll
33	005280	4/14/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
34	005281	4/14/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Management Services	Payroll
35	005282	4/14/2004	JEAN PAULSON-KISLESKY	1,050		1,050	Contract HR Services	Payroll
36	005283	4/14/2004	ROCKY NET	561		561	Internet Connection	All Other Expenses
37	005284	4/14/2004	JULIA SANDERS	608		608	Contract Secretarial Services	Payroll
38	005285	4/14/2004	SIGMA-ALDRICH	162		162	Supplies	All Other Expenses
39	005286	4/16/2004	CHRIS YORK	525		525	IT Contract Labor	All Other Expenses
40	005287	4/21/2004	ACORDIA	82		82	Marine Coverage for Sales	Insurance
41	005288	4/21/2004	KATHLEEN ATKINSON	884		884	Contract Accounting Services	Payroll
42	005289	4/21/2004	ROBERT BUCK	1,125		1,125	Professional Management Services	Payroll

Hauser, Inc.
Debtor In Possession Interim Statement #01
April 1 to April 30, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
43	005290	4/21/2004	DUANE COWGER	600		600	IT Consulting	All Other Expenses
44	005291	4/21/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
45	005292	4/21/2004	JEFF FADLEY	104		104	Expense Reimbursement	All Other Expenses
46	005293	4/21/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Management Services	Payroll
47	005294	4/21/2004	PAPER RECYCLING SPECIALISTS, INC	190		190	Document Disposal	All Other Expenses
48	005295	4/21/2004	JEAN PAULSON-KISLESKY	600		600	Contract HR Services	Payroll
49	005296	4/21/2004	QWEST	68		68	Telephone	All Other Expenses
50	005297	4/21/2004	VOID	-		-	Void	Void
51	005298	4/21/2004	TOLIN MECHANICAL SYSTEMS CO	307		307	Fire Control Repair	All Other Expenses
52	005299	4/23/2004	WELD COUNTY TREASURER	1,404		1,404	2003 Taxes for Specialty Place	All Other Expenses
53	005300	4/26/2004	DAVID BAILEY	750		750	External Contract Services	All Other Expense
54	005301	4/28/2004	KATHLEEN ATKINSON	805		805	Contract Accounting Services	Payroll
55	#########	4/28/2004	ROBERT BUCK	938		938	Professional Management Services	Payroll
56	005303	4/28/2004	ROBERT BUCK	11		11	Expense Reimbursement	All Other Expenses
57	005304	4/28/2004	KENNETH CLEVELAND ASSOCIATES	4,000		4,000	Executive Payroll	Payroll
58	005305	4/28/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
59	005306	4/28/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Management Services	Payroll
60	005307	4/28/2004	THOMAS HANLON	18		18	Expense Reimbursement	All Other Expenses
61	005308	4/28/2004	JEAN PAULSON-KISLESKY	600		600	Contract HR Services	Payroll
62	005309	4/28/2004	PUTNAM FIDUCIARY TRUST CO	500		500	1st qtr 04 Base Fee	All Other Expenses
63	005310	4/28/2004	ACORDIA	360		360	Fiduciary Policy Extension	Insurance
64	005311	4/28/2004	ADP	139		139	2004 W2 Processing	All Other Expenses
65	ED0402	4/2/2004	UNITED PARCEL SERVICE	41		41	Shipping	All Other Expenses
66	ED0409	4/9/2004	UNITED PARCEL SERVICE	66		66	Shipping	All Other Expenses
67	ED0416	4/16/2004	UNITED PARCEL SERVICE	71		71	Shipping	All Other Expenses
68	ED0423	4/23/2004	UNITED PARCEL SERVICE	17		17	Shipping	All Other Expenses
69	ED0430	4/30/2004	UNITED PARCEL SERVICE	67		67	Shipping	All Other Expenses
70	GJ	4/26/2004	ADP	2,707		2,707	SUI-ER Tax Adjustment (duplicate)	All Other Expenses
71	GJ	4/20/2004	WELLS FARGO	785		785	Client Analysis Service Charge	All Other Expenses
72	W0423A	4/23/2004	STUTMAN, TREISTER & GLATT	210,901		210,901	Payment to Professionals	All Other Expenses
73	W0423B	4/23/2004	KAYE SCHOLER	115,895		115,895	Payment to Professionals	All Other Expenses
74	W0423C	4/23/2004	WILKIE FARR	39,100		39,100	Payment to Professionals	All Other Expenses
75	W0423D	4/23/2004	PEITZMAN, WEG & KEMPINSKY	19,017		19,017	Payment to Professionals	All Other Expenses
76	W0423E	4/23/2004	DELOITTE & TOUCHE	15,087		15,087	Payment to Professionals	All Other Expenses
				514,322	**-**	**514,322**		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	Debtor in Possession Interim Statement	
A Delaware Corporation	Statement Number:	13
Debtor	For the period-	
	FROM:	April 1, 2004
Chapter 11 Case No: LA 03-18798-BB	TO:	April 30, 2004

RECEIVED MAY 17 P 2:02

CASH ACTIVITY ANALYSIS (Cash Basis Only)			General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements			5,112,237	-	-
B. Less: Total Disbursements per all Prior Statements			5,082,359	-	-
C. Beginning Balance (A less B)			29,878	-	-
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)					
4-02-04 - Customer Receipts			54,443		
4-05-04 - Customer Receipts			19,557		
4-09-04 - Customer Receipts			22,628		
4-12-04 - Customer Receipts			1,320		
4-13-04 - Customer Receipts			120,217		
4-23-04 - Customer Receipts			34,659		
4-30-04 - Customer Receipts			14,044		
4-30-04 - Customer Receipts			3,108		
From Detail Sheet "D"					
TOTAL RECEIPTS THIS PERIOD (D):			269,976		
E. Balance Available (C plus D)			299,854		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing if needed)					
From Detail Sheet "F"			290,261		
TOTAL DISBURSEMENTS THIS PERIOD (F):			290,261		-
G. Ending Balance (E less F)			9,593		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	Not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: May 5, 2004

[signature]

Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

In re: Hauser Technical Services, Inc.		Debtor ,ssession Interim Statement	
A Delaware Corporation		Statement Number:	13
		For the period:	
	Debtor	FROM:	4/1/2004
Chapter 11 Case No: LA 03-18798-BB		TO:	4/30/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
4/1/2004	12474	6800 Broadway Business Center, LLC	Apr Clear Creek Rent & CAM	24,400		
4/6/2004	12475	Woodspear Properties	Apr Gunbarrel Rent & CAM	17,116		
4/13/2004	12476	AAPS	Membership	125		
4/13/2004	12477	Advanced Trailer Leasing	Other	134		
4/13/2004	12478	Airgas Dry Ice	Other	279		
4/13/2004	12479	Aramark	Other	73		
4/13/2004	12480	AT&T Wireless Services	Other	90		
4/13/2004	12481	Attentive Action, Inc.	Mar Cleaning Service fo Clear Creek	1,314		
4/13/2004	12482	Ben Hughes	Mileage	79		
4/13/2004	12483	Biopharma Compliance Services, LLC	Contract Project Services	3,200		
4/13/2004	12484	Biotest Diagnostics Corporation	Other	188		
4/13/2004	12485	Brookfield Engineering	Viscometer & Fluid for Project	2,924		
4/13/2004	12486	Cleaning Service	Mar Cleaning Service fo Gunbarrel	350		
4/13/2004	12487	Dan W. Childers	PDA Mtg Registration/Mileage	125		
4/13/2004	12488	David Clark	Mileage	26		
4/13/2004	12489	David Dunn	Mileage	28		
4/13/2004	12490	Denver Reserve	Section 125 Deduction Paroll 4-1	728		
4/13/2004	12491	Druck Incorporated	Other	278		
4/13/2004	12492	Federal Express	Freight	1,071		
4/13/2004	12493	Fisher Scientific	Other	535		
4/13/2004	12494	Galbraith Laboratories, Inc.	Other	138		
4/13/2004	12495	GE Capital	Copier Leases	589		
4/13/2004	12496	Hubbard-Hall, Inc.	Other	163		
4/13/2004	12497	Industrial Chemicals Corporation	Chemicals for Projects	1,234		
4/13/2004	12498	Jackie L. Nelson	Mileage	35		
4/13/2004	12499	Janelle Bailey	Mileage	28		
4/13/2004	12500	Jeff Beckvermit	Jan - Mar Mileage	208		
4/13/2004	12501	Jeff Zadrozny	Mileage	29		
4/13/2004	12502	Laboratory Supply Distributors, Corp.	Other	136		
4/13/2004	12503	Linweld, Inc.	Other	679		
4/13/2004	12504	Margaret Thompson	Supplies/Meals/Mileage	326		
4/13/2004	12505	Mile Hi Culligan Water, Inc.	Other	149		
4/13/2004	12506	Millipore Corporation	Reference Book/Supplies for Project	928		
4/13/2004	12507	Motion Telecom, Inc (was Univance)	Long Distance Service for Clear Creek	279		
4/13/2004	12508	Mtech	Maintenance Contract pymt/repairs	3,627		
4/13/2004	12509	North Pecos Water & Sanitation	Other	20		
4/13/2004	12510	Orkin Exterminating	Other	329		
4/13/2004	12511	Paul's Fireplace Wood	Birch Bark for Project	49		
4/13/2004	12512	Petty Cash	Gas/Stamps/Mileage	178		
4/13/2004	12513	Quantum Analytics	Equipment Lease	781		
4/13/2004	12514	QWEST - 023B (was 179B)	Other	164		
4/13/2004	12515	QWEST - 146B (was 421B)	Other	308		
4/13/2004	12516	QWEST - 564B (was 701B)	Other	50		
4/13/2004	12517	Qwest - 922B (was 612B)	Other	47		
4/13/2004	12518	Qwest 231B	Other	1,017		
4/13/2004	12519	Qwest 692B (was 723B)	Other	924		
4/13/2004	12520	Qwest Internet Solutions	Other	30		
4/13/2004	12521	Randy McEvoy	Supplies/Mileage	65		
4/13/2004	12522	RockyNet.com, Inc.	Internet Connections for Clear Creek	900		
4/13/2004	12523	Sean Garrett	Mileage	101		
4/13/2004	12524	SERCOM	Recertification/Parts/filters for Hood	2,089		
4/13/2004	12525	Service Uniform Rental - DV	Other	86		
4/13/2004	12526	Sigma-Aldrich	Chemicals for Project	3,930		
4/13/2004	12527	Source Communications	Other	199		

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	Debtor)ssession Interim Statement Statement Number: 13 For the period: FROM: 4/1/2004 TO: 4/30/2004

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
4/13/2004	12528	Temperature Equipment Company		Other	250		
4/13/2004	12529	Todd Klimkowsky		Fork Lift Battery/Mileage	313		
4/13/2004	12530	Tri-R Systems, Inc.		Other	58		
4/13/2004	12531	USFilter		Other	138		
4/13/2004	12532	V W R Scientific, Inc.		Lab Supplies/project & other	2,226		
4/13/2004	12533	W W Grainger, Inc.		Other	396		
4/13/2004	12534	Waste Management of Denver		Other	116		
4/13/2004	12535	Waters Corporation		Equipment Maint. Contract	2,685		
4/13/2004	12536	Xcel Energy (CC)		Clear Creek March Utilities	9,289		
4/13/2004	12537	Xcel Energy (GB)		Gunbarrel March Utilities	1,738		
4/14/2004	12538	Aetna (Dental)		April Dental Premium	1,117		
4/14/2004	12539	Jefferson Pilot Financial Insurance Co.		April Life Insurance Premium	820		
4/14/2004	12540	Vision Service Plan		April Vison Insurance Premium	186		
4/19/2004	12541	Protective Packaging Corporation		Heat Sealer for Lilly Project	1,995		
4/20/2004	12542	City of Boulder -Sales Tax Division		1st QTR. Boulder Use Tax	232		
4/20/2004	12543	Colorado Department of Revenue		1st QTR. CO/RTD Use Tax	657		
4/20/2004	12544	Agilent Technologies		Other	96		
4/20/2004	12545	bioMERIEUX VITEK, INC.		Contact Plates	453		
4/20/2004	12546	Biopharma Compliance Services, LLC		Contract Project Services	3,200		
4/20/2004	12547	Biotest Diagnostics Corporation		Other	122		
4/20/2004	12548	CDW Direct LLC		Toner/Ink Cartridges	502		
4/20/2004	12549	Denver Reserve		Section 125 Deduction Paroll 4-15	651		
4/20/2004	12550	Federal Express		Other	199		
4/20/2004	12551	Iron Mountain		Other	118		
4/20/2004	12552	Linweld, Inc.		Other	153		
4/20/2004	12553	McGuckin Hardware, Inc.		Other	157		
4/20/2004	12554	Millipore Corporation		Validation Services	1,255		
4/20/2004	12555	Nelson Laboratories, Inc.		Other	115		
4/20/2004	12556	Orkin Exterminating		Other	199		
4/20/2004	12557	Pure Water Solutions, Inc.		Other	264		
4/20/2004	12558	QWEST - 469B		Other	386		
4/20/2004	12559	Qwest 230M		Other	139		
4/20/2004	12560	R&R Instrumentation, Inc.		Other	178		
4/20/2004	12561	Service Uniform Rental - DV		Other	35		
4/20/2004	12562	Sigma-Aldrich		Other	60		
4/20/2004	12563	UDI, The Sandwichman		Customer Meeting	102		
4/20/2004	12564	V W R Scientific, Inc.		Other	484		
4/20/2004	12565	Wilmad/Labglass		Other	296		
4/26/2004	12566	CGLIC-Phoenix EASC		Apr Med Insurance Premium	23,067		
4/14/2004	Wire Trnsf	Payroll 4-15 - Direct Deposit		Payroll & Payroll Taxes	39,536		
4/15/2004	Wire Trnsf	Payroll 4-15 - Taxes		Payroll & Payroll Taxes	21,985		
4/15/2004	Pyrl Cks	Payroll 4-15 - Checks		Payroll & Payroll Taxes	12,672		
4/14/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,719		
4/15/2004	Wire Trnsf	Payroll - Taxes CO SUI True- Up		Payroll & Payroll Taxes	4,945		
4/28/2004	Wire Trnsf	Payroll 4-29 - Direct Deposit		Payroll & Payroll Taxes	41,348		
4/28/2004	Wire Trnsf	Payroll 4-29 - Taxes		Payroll & Payroll Taxes	22,850		
4/29/2004	Pyrl Cks	Payroll 4-29 - Checks		Payroll & Payroll Taxes	12,152		
4/2/2004	Wire Trnsf	**ADP** Processing Fee		Payroll Processing Fee	305		
4/9/2004	Wire Trnsf	**ADP** Processing Fee		Payroll Processing Fee	209		
4/23/2004	Wire Trnsf	**ADP** Processing Fee		Payroll Processing Fee	208		
4/30/2004	Wire Trnsf	**ADP** Processing Fee		Payroll Processing Fee	325		
4/20/2004	Acnt Trnsf	Wells Fargo	#	Bank Fee	686		
TOTAL DISBURSMENTS on this page (Total will automatically carry to p1)					290,261	0	0